Exhibit 99.1

Note:Subject to shareholder approval as set forth in the Corporation’s Management Information Circular dated April 3, 2024

AMENDMENT NO. 1 TO AMENDED AND RESTATED OMNIBUS EQUITY INCENTIVE PLAN

THIS AMENDMENT NO. 1 (this “Amendment”) is made effective as of May 16, 2024.

WHEREAS:

A.	Reference is made to Precision Drilling Corporation’s (the “Corporation”) amended and restated omnibus equity incentive plan dated March 4, 2022 (the “Omnibus Plan”).

B.	The Corporation wishes to amend the Omnibus Plan in the manner contemplated herein

NOW THEREFORE, the Omnibus Plan is hereby amended as follows:

Article 1
AMENDMENT

1.1	Share Reserve Increase. The first sentence of Section 1.8 of the Omnibus Plan is hereby amended and restated in its entirety to read as follows:

(a)	“Subject to adjustment pursuant to Section 5.1, the maximum number of Common Shares that may be issued pursuant to the Plan is 1,594,379 less the number of Common Shares issuable on exercise of Options outstanding under the Precision Drilling Second Amended and Restated Stock Option Plan and less the number of exercised Option awards and Common Shares issued for Performance Share Units and/or Share Bonuses prior to May 16, 2024.”

Article 2
general

2.1	Confirmation. Except as specifically stated herein, the Omnibus Plan shall continue in full force and effect in accordance with the provisions thereof.

2.2	Effective Date. This Amendment approved by the Board on March 1, 2024 and by the shareholders on May 16, 2024.